
April 27, 2020

Michael Macaluso
Chief Executive Officer
Ampio Pharmaceuticals, Inc.
373 Inverness Parkway, Suite 200
Englewood, CO 80112

> **Re: Ampio Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 16, 2020**
> **File No. 333-237723**

Dear Mr. Macaluso :

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ada D. Sarmento at 202-551-3798 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Leah G. Brownlee, Esq.